Exhibit 99.4

Gemino Healthcare Finance, LLC

d/b/a SLR Healthcare ABL

Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Table of Contents

Years Ended December 31, 2025 and 2024

Independent Auditors' Report

To the Board of Managers of

Gemino Healthcare Finance, LLC

Opinion

We have audited the consolidated financial statements of Gemino Healthcare Finance, LLC and Subsidiary d/b/a SLR Healthcare ABL (the Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control-related matters that we identified during the audit.

Philadelphia, Pennsylvania

February 12, 2026

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Consolidated Balance Sheets

December 31, 2025 and 2024

	2025	2024

Assets

Assets
Cash and cash equivalents	$231,124	$74,128
Loans receivable, net	157,025,355	130,206,967
Accrued interest receivable	1,768,350	1,879,344
Goodwill	5,663,531	5,663,531
Furniture and equipment, net	54,601	49,342
Other assets	636,904	620,408

Total assets	$165,379,865	$138,493,720

Liabilities and Members' Equity

Liabilities
Credit facility, net	$126,938,898	$98,294,491
Loan from affiliate	1,800,000	4,000,000
Accounts payable and accrued expenses	5,115,616	4,802,079
Dividend payable	2,215,000	1,500,000

Total liabilities	136,069,514	108,596,570

Members' Equity
Units, $1,000 par value, issued and outstanding 35,754 and 35,259, respectively	33,354,401	32,808,874
Accumulated deficit	(4,044,050)	(2,911,724)

Total members' equity	29,310,351	29,897,150

Total liabilities and members' equity	$165,379,865	$138,493,720

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Consolidated Statements of Operations

Years Ended December 31, 2025 and 2024

	2025	2024

Interest income:
Interest income	$18,120,749	$15,622,066
Interest expense	9,503,407	8,386,456

Net interest income	8,617,342	7,235,610

Provision for credit losses	138,962	102,125

Net interest income after provision for credit losses	8,478,380	7,133,485

Other income	5,425,691	4,347,599

Operating expenses:
Compensation and benefits	5,664,178	4,459,792
Depreciation and amortization	20,865	23,080
General and administrative	1,353,203	1,409,431
Total operating expenses	7,038,246	5,892,303

Net income	$6,865,825	$5,588,781

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Consolidated Statements of Changes in Members' Equity

Years Ended December 31, 2025 and 2024

Balance at December 31, 2023	$29,808,369

Dividends declared	(5,500,000)

Net income	5,588,781

Balance at December 31, 2024	29,897,150

Additional capital contributions	545,527

Dividends declared	(7,998,151)

Net income	6,865,825

Balance at December 31, 2025	$29,310,351

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Consolidated Statements of Cash Flows

Years Ended December 31, 2025 and 2024

	2025	2024
Cash Flows from Operating Activities
Net income	$6,865,825	$5,588,781
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation	20,865	23,080
Amortization of deferred origination fees and costs	(912,951)	(528,677)
Amortization of debt issuance costs	1,044,407	813,232
Provision for credit losses	138,962	102,125
Changes in assets and liabilities:
Decrease (increase) in accrued interest receivable	110,994	(422,425)
Increase in other assets	(16,496)	(514,756)
Increase in deferred origination fees and costs	864,057	606,696
Increase in accounts payable and accrued expenses	859,064	643,652

Net cash provided by operating activities	8,974,727	6,311,708

Cash Flows from Investing Activities
Increase in loans receivable	(26,908,456)	(19,122,855)
Purchase of furniture and equipment	(26,124)	(37,780)

Net cash used in investing activities	(26,934,580)	(19,160,635)

Cash Flows from Financing Activities
Proceeds from credit facility	27,600,000	14,900,000
(Repayment of) proceeds from loan from affiliate	(2,200,000)	4,000,000
Debt issuance costs	-	(520,304)
Dividends paid	(7,283,151)	(5,495,058)

Net cash provided by financing activities	18,116,849	12,884,638

Net increase in cash and cash equivalents	156,996	35,711

Cash and cash equivalents, beginning of the year	74,128	38,417

Cash and cash equivalents, end of the year	$231,124	$74,128

Supplemental Disclosure of Cash Flow Information
Interest paid	$8,369,271	$7,582,667

Supplemental Disclosure of Non-Cash Operating
and Financing Information
Issuance of Units through long-term incentive plan accrual	$545,527	$-

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

1.
Description of Business

Gemino Healthcare Finance, LLC is a Delaware limited liability company formed in December 2006 and operates under the name of SLR Healthcare ABL (“SLR Healthcare”) after filing a d/b/a in February 2021. SLR Healthcare is a commercial finance company that originates, underwrites and manages primarily secured, asset-based loans for small and mid-sized companies operating across the U.S. in the healthcare industry. SLR Healthcare’s loans are primarily in the form of revolving lines of credit, secured by accounts receivable of the borrowers. The accounts receivable serving as collateral are primarily third party obligations from government payers, such as Medicare or Medicaid, and commercial insurers.

In certain cases, SLR Healthcare may provide senior term loan financing, including real estate financing to qualified borrowers in addition to a revolving line of credit. Senior term loans, including real estate loans are typically secured by accounts receivable and all other assets of the borrowers, such as inventory, equipment and real estate.

Gemino Healthcare Funding, LLC (“Gemino Funding”) is a wholly-owned special purpose limited liability company that purchases and holds certain eligible loans and related property from SLR Healthcare (collectively, the “Company”).

On September 30, 2013, SLR Senior Investment Corp. formerly known as Solar Senior Capital Ltd. (“SLR Senior”), a Maryland corporation, acquired a controlling interest in SLR Healthcare. On April 1, 2022, SLR Senior merged with the surviving affiliated entity, SLR Investment Corp. (“SLR Investment”), a Maryland corporation. The remaining interest of SLR Healthcare is held by the management team of SLR Healthcare.

2.
Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of SLR Healthcare and Gemino Funding. All significant intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and to report amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates. The allowance for credit losses represents an estimate that is particularly susceptible to material change.

Cash and Cash Equivalents

Cash and cash equivalents include funds deposited with financial institutions and short-term, liquid investments in accounts with original maturities of three months or less.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances less the allowance for credit losses and any deferred fees or costs.

Commitment terms of the Company’s financing agreements generally range from two to five years with interest charged on a daily floating rate basis. Funding under revolving loan commitments is subject to the Company’s estimation of the value of the accounts receivable pledged as collateral.

2.
Summary of Significant Accounting Policies…continued

Revenue Recognition

Income on loans receivable is recognized using the simple interest method. Revolving loan origination fees and costs are deferred and amortized on a straight-line basis over the terms of the related loan commitments as an adjustment to interest income on loans. Term loan origination fees and costs are deferred and amortized using either the effective interest method or the straight-line method over the life of the loan as an adjustment to interest income. The straight-line method may be used for term loan facilities when it approximates the effective interest method. Other fees, such as unused balance and collateral monitoring fees, are recognized when the services are provided. Termination fees are recognized when a loan is terminated. These other fees are included in other income.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the loan is adequately secured. Typically, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on non-accrual status, all interest previously accrued, but not collected, is reversed against current interest income and all future proceeds received will generally be applied against principal or interest, in the judgment of management. Loans are returned to accrual status when all principal and interest amounts contractually due are reasonably assured.

Allowance for Credit Losses

Effective January 1, 2023, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326). ASU 2016-13 requires a current expected credit loss (“CECL”) measurement to estimate the allowance for credit losses replacing the estimate of probable credit losses inherent in the loan portfolio. The Company adopted ASU 2016-13 using the modified retrospective method. Upon adoption, the Company recognized an overall decrease in the allowance for credit losses of approximately $429,000 as a cumulative effect adjustment from a change in accounting policies, which increased Members’ equity.

The allowance for credit losses reflects the Company’s current estimate of potential credit losses in the loan portfolio at year end. The CECL methodology is based on relevant information about past events, including, but not limited to, historical loss experience, current portfolio composition, market conditions and reasonable and supportable forecasts that affect the collectability of the reported loan balances for the duration of each respective loan. Increases and decreases to the allowance for credit losses are recorded through the Provision for credit losses in the Consolidated Statements of Operations.

The Company’s portfolio currently consists of revolving lines of credit. All loans in the Company’s portfolio are individually evaluated when determining the risk rating for each loan. A lower internal risk rating represents less risk while a higher internal risk rating represents more risk. Credit risk ratings for each borrower are established based on certain qualitative and quantitative factors including an assessment of management and strategy, historical and projected repayment capacity, collateral coverage and performance, financial condition and sponsorship, strength of guarantees and any contingencies.

The allowance for credit losses on loans classified as “Pass” is assessed using historical loss experience, the expected weighted-average remaining maturity of the portfolio, adjusted for expected prepayments, and a qualitative economic view. The Company also reviews trends in the weighted-average risk of the portfolio to determine whether risk characteristics of the current portfolio, relative to the historical portfolio, could signal a greater risk of expected loss. In accordance with CECL, the Company’s allowance for credit losses may be adjusted to reflect management’s assessment of current and future economic conditions that may impact the performance of each borrower. The assessment includes, but is not limited to, unemployment rates, interest rates, expectations of inflation and/or recession, as well as various other macroeconomic factors that could impact the likelihood of potential credit losses during a loan’s anticipated term.

2.
Summary of Significant Accounting Policies…continued

Allowance for Credit Losses…continued

Specific allowances for credit losses are generally applied to certain loans classified as “Substandard.” Generally, these loans are individually evaluated and typically measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price or the estimated fair value of the underlying collateral, if the loan is collateral-dependent combined with the strength of any guarantee arrangements. Specific allowances are recorded when the discounted cash flows, collateral value, or aggregate market price of the individually evaluated loan is lower than the carrying value of that loan.

Loans are charged off when collection is questionable and when the Company can no longer justify maintaining the loan as an asset on the consolidated balance sheets. Loans qualify for charge off when, after thorough analysis, all possible sources of collection are determined to be insufficient to repay the loan. These include impairment of potential future cash flow, value of collateral and/or financial strength of guarantors. Recoveries of previous charge-offs are recorded when received. For the years ended December 31, 2025 and 2024, there were no recoveries of previous charge-offs.

Goodwill

Goodwill arose from the acquisition of the Company on September 30, 2013 (Note 1).Goodwill represents the excess of the purchase price over the fair value of those acquired net assets. Goodwill is not amortized, but instead is reviewed for impairment annually typically in December of each year or more frequently upon the occurrence of certain events or substantive changes in circumstances. The Company assesses goodwill for impairment by comparing the carrying value of the Company to its fair value. The Company has the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. If the conclusion is supported that it is more likely than not that the fair value is less than its carrying amount, then the Company would need to perform a quantitative impairment test. If the conclusion cannot be supported, or if the Company does not elect to do the qualitative assessment, then the Company will perform a quantitative assessment. If a quantitative goodwill impairment assessment is performed, the Company utilizes a combination of market and income valuation approaches. No impairment of goodwill resulted for the years ended December 31, 2025 and 2024, respectively.

Furniture and Equipment

Furniture and equipment are recorded at cost, net of accumulated depreciation, and are depreciated on a straight-line basis over their estimated useful lives ranging from three to five years.

Debt Issuance Costs

The Company reports origination and other costs related to debt issuances as a direct deduction from the carrying amount of the debt liability. These expenses are deferred and amortized using either the effective interest method or the straight-line method over the stated life as an adjustment to interest expense. The straight-line method may be used on revolving facilities when it approximates the effective interest method.

Income Taxes

The Company is not subject to federal or state income taxes. Members of the Company have elected to report the taxable income or loss on their individual tax returns. Accordingly, no provision for income taxes has been recorded in the accompanying consolidated financial statements.

2.
Summary of Significant Accounting Policies…continued

Income Taxes…continued

The Company applies authoritative guidance relating to the accounting for uncertain tax positions. Accordingly, a provision for uncertain tax positions and related penalties and interest is recognized when it is more-likely-than-not, based on the technical merits, that the tax position will not be realized or sustained upon examination by the appropriate taxing authority. Management determined there were no tax uncertainties that met the recognition threshold in 2025 and 2024, respectively.

The Company files both federal and state income tax returns. The Company remains subject to examination by taxing authorities for the years 2022 and after.

Employee Retention Credit

The Employee Retention Credit (“ERC”) under the Coronavirus Aid, Relief and Economic Security (“CARES”) Act, as amended, provides eligible employers a refundable tax credit against the employer’s share of payroll taxes on a percentage of qualified wages paid after March 12, 2020 and before October 1, 2021, subject to certain maximum amounts per employee. The Company determined that it qualified for the ERC, amended its previously filed payroll tax returns and received refunds during 2025 and 2024, respectively. The Company has elected to account for the ERC in accordance with FASB Accounting Standards Codification 410, Asset Retirement and Environmental Obligations, to recognize the credits when received. Accordingly, the Company has recognized an expense reduction within the Compensation and benefits line item in its Consolidated Statements of Operations for the years ended December 31, 2025 and 2024, respectively.

3.
Loans Receivable

The following table shows the composition of loans receivable, net as of December 31, 2025 and 2024:

	2025	2024

Revolving loans receivable	$158,867,066)	$131,958,610
Less allowance for credit losses	(846,838)	(707,876)
Less deferred origination fees and costs, net	(994,873)	(1,043,767)

Loans receivable, net	$157,025,355	$130,206,967

4.
Allowance for Credit Losses and Recorded Investment in Loans Receivable

The following table summarizes the activity in the allowance for credit losses for revolving loans for the respective years ended December 31, 2025 and 2024:

	2025	2024

Beginning balance	$707,876	$605,751
Provision for credit losses	138,962	102,125

Ending balance	$846,838	$707,876

Collectively evaluated for impairment	$846,838	$707,876
Individually evaluated for impairment	$-	$-

4.
Allowance for Credit Losses and Recorded Investment in Loans Receivable…continued

The following table presents revolving loans collectively and individually evaluated for impairment at December 31, 2025 and 2024:

	2025	2024

Revolving loans	$158,867,066	$131,958,610

Collectively evaluated for impairment	$158,867,066	$131,958,610
Individually evaluated for impairment	$-	$-

There were no revolving loans that were past due or were on non-accrual at December 31, 2025 and 2024, respectively.

Credit Quality Indicators

The following table summarizes the loan portfolio by the Company’s internal credit rating (scale: 1 to 7) as of December 31, 2025 and 2024: Loans with a rating of 4 or better generally pose minimal risk to the Company as they exhibit, among other things, one or more of the following attributes: (1) secured collateral position; (2) satisfactory cash flows; and (3) history of timely payment of debt obligations. Loans credit rated below 4 are considered “watchlist” loans; an overall degree of risk exists with these loans that warrants management’s review each quarter.

	December 31,
	2025	2024

Rated 4 or better	$158,867,066	$131,958,610
Rated 5 or worse	-	-

Total revolving loans	$158,867,066	$131,958,610

5.
Furniture and Equipment

Furniture and equipment are comprised of the following at December 31, 2025 and 2024:

	2025	2024

Computer software and equipment	$220,851	$194,727
Furniture and fixtures	41,032	41,032
Leasehold improvement	21,551	21,551

Total	283,434	257,310

Less accumulated depreciation	(228,833)	(207,968)

Furniture and equipment, net	$54,601	$49,342

Depreciation expense was $20,865 and $23,080 for the years ended December 31, 2025 and 2024, respectively.

6.
Debt

Credit Facility. On May 27, 2016, the Company entered into a non-recourse $125,000,000 secured revolving credit facility. Effective with amendments dated August 24, 2023 and September 19, 2024, the credit facility was increased to $150,000,000 and $160,000,000, respectively, which is expandable to $200,000,000 under its accordion feature. The maturity date of the credit facility is March 31, 2026. Under the terms of the credit facility, the Company is required to comply with various covenants, including financial and reporting requirements and other customary requirements for similar credit facilities. The credit facility also includes usual and customary events of default for credit facilities of this nature.

Amounts available to borrow under the credit facility are also subject to compliance with a borrowing base that applies different advance rates to different types of assets in the Company’s portfolio that are pledged as collateral. As of December 31, 2025 and 2024, there were principal borrowings of $127,200,000 and $99,600,000 outstanding, respectively, under the credit facility which is collateralized by eligible loans and related securities.

Interest on the credit facility accrues at a variable rate per annum of one-month Term Secured Overnight Financing Rate (“SOFR”) plus 2.35% approximating 6.07% and 6.71% at December 31, 2025 and 2024, respectively. The Company also pays other customary loan fees for the credit facility.

The credit facility amount in the consolidated balance sheets is comprised of the following at December 31, 2025 and 2024:

	2025	2024

Principal borrowings	$127,200,000	$99,600,000
Unamortized debt issuance costs	(261,102)	(1,305,509)

Credit facility, net	$126,938,898	$98,294,491

The Company is in the process of amending and extending the maturity of the credit facility and expects the credit facility amendment to be completed before its current maturity of March 31, 2026.

Loan from Affiliate – Related Party. On December 31, 2024, SLR Healthcare entered into a

$4,000,000 revolving loan agreement with SLR Investment. Effective with an amendment dated April 23, 2025, the agreement was increased to $10,500,000. The interest rate on the facility is three-month Term SOFR plus 6.50%. Interest payments are due quarterly until maturity in April 2026. The outstanding principal balances were $1,800,000 and $4,000,000 as of December 31, 2025 and 2024, respectively.

7.
Commitments, Contingencies and Concentrations

At December 31, 2025 and 2024, the Company has committed facilities to its borrowers totaling approximately $297,750,000 and $288,250,000, respectively, of which approximately $138,883,000 and $156,291,000, respectively, was unused. Borrowers may borrow up to the lesser of (i) the committed facility or (ii) the underlying collateral value multiplied by the advance rate. Of the unused committed facility amount at December 31, 2025 and 2024, borrowers could borrow up to approximately $53,880,000 and $64,865,000, respectively. As of December 31, 2025 and 2024, the Company had sufficient cash available and/or availability under its credit facility to fund its commitments.

From time to time, the Company is subject to litigation arising in the ordinary course of business. It is the opinion of the Company’s management that there is no material exposure to any claims pending in connection with any proceedings.

7.
Commitments, Contingencies and Concentrations…continued

At December 31, 2025 and 2024, the Company had one loan approximating 20% and 21% of the total loans receivable, respectively.

On September 17, 2025, the Company entered into a new operating lease for its primary office, which is for a period of 91 months commencing upon completion of construction by the lessor, which is anticipated to be in March 2026. The Company also has annual and month-to-month leases for office space in several cities across the United States. The Company has elected not to recognize leases with a term of 12 months or less in the balance sheet.

8.
Employee Benefit Plans

The Company sponsors a 401(k) savings plan, where the Company contributes a defined percentage of employees’ earnings up to the maximum contribution amount as determined by the Internal Revenue Service.

The Company formed a Long-Term Incentive Plan (“LTIP”) that provides for an annual bonus pool to employees based on the Company achieving certain performance criteria. LTIP payouts may be in the form of equity in the Company.

9.
Fair Value Disclosure

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following information should not be interpreted as an estimate of the fair value of the entire Company, since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Assets and liabilities measured at fair value on a recurring basis are summarized in the table below at December 31, 2025 and 2024.

	2025
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents (Level 1)	$231,124	$231,124
Loans receivable, net (Level 3)	157,025,355	158,020,228
Financial liabilities:
Credit facility, net (Level 2)	126,938,898	127,200,000
Loan from affiliate (Level 2)	1,800,000	1,800,000

	2024
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents (Level 1)	$74,128	$74,128
Loans receivable, net (Level 3)	130,206,967	131,250,734
Financial liabilities:
Credit facility, net (Level 2)	98,294,491	99,600,000
Loan from affiliate (Level 2)	4,000,000	4,000,000

10.
Subsequent Events

The Company evaluated subsequent events for recognition or disclosure through February 12, 2026, which was the date the consolidated financial statements were available to be issued.